

Exhibit 1



BAJA MINING CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

July 20, 2006. TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING CORP. SECURES OPTION TO ACQUIRE POWER GENERATION FACILITIES

Baja Mining Corp. (the "Company") has acquired an option to purchase four diesel driven generator sets from a United States power company. Each unit is rated at 2.5MW, providing a total of 10MW. The generation plant had been used to provide standby power for an East Coast island. The units are in excellent condition as they have very low operating hours and are maintained in a hot standby state. The modules are skid-mounted and are thus easily re-locatable. The option provides for a series of payments that, in total, will amount to approximately 10% of the cost of equivalent new units.

The Company's El Boleo project will require an average of 34 MW of power when fully operational and its power supply will be totally independent of the power grid of the State of Baja California Sur, Mexico, where El Boleo is located. Most of the power will be provided through heat recovery and steam generation from the acid plant. The balance of the requirements will be generated from diesel fired units. The acquisition of the 10 MW generating plant will cover most of this additional power and will more than adequately provide power for the construction activities. The units will remain in storage, on hot standby, in the United States until required at El Boleo and will be moved to site prior to the start of construction in 2007.

John Greenslade, President of the Company, says that "the acquisition of the power supply is a significant step forward in the development of Boleo, and demonstrates the type of measures that the Company is taking to keep the cost of this project under control. This provides a firm cost for one of the key components of the Definitive Feasibility Study."

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

A second, fully integrated, pilot plant campaign has commenced with a continuous run starting this Monday, June 5th. Once again this second phase plant will be conducted at SGS Lakefield Research in Ontario, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Exhibit 2



BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

July 20, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING ANNOUNCES SUCCESSFUL TEST MINING RESULTS ON ITS EL BOLEO PROJECT

Baja Mining Corp. (the "Company") is pleased to provide summary results from the mine trial tests completed at its El Boleo copper/cobalt/zinc/manganese deposit ("Boleo"), Baja California Sur, Mexico in June 2006.

The principle Boleo property consists of 15 contiguous mineral concessions covering 9,255 hectares. The project includes three surface land tracts totaling 6,693 hectares covering all known mineral resources. The Company also owns 100% of an additional 8,783 hectares of exploration rights to the south of Boleo.

TEST DESIGN

The 530 million tonne* global deposit of copper-cobalt-manganese-zinc mineralization at Boleo occurs within widespread, stratiform clay-rich horizons, or beds, known as "mantos" that average nearly 2 meters in thickness and outcrop along the canyon walls throughout the property. The commercial feasibility of underground mining at Boleo depends on favorable ground behavior combined with productive, high resource recovery mining methods similar to those used by the coal mining industries of North America, Australia, and South Africa.

As part of the Definitive Feasibility Study ("DFS") at Boleo the Company retained Australian Mine Design and Development Pty. Ltd. ("AMDAD"), along with Agapito Associates Incorporated ("AAI") of Golden, Colorado, USA, to design and supervise the tests aimed at defining productive and safe mining methods, as well as to provide geotechnical and operational information to guide design of a full scale underground mine capable of producing over 2.5 million tonnes of ore per year.

The primary objective during test mining was to confirm the geotechnical feasibility of underground mining at Boleo. Further, as a consequence of AAI's extensive experience in underground mining of soft-rock, bedded deposits, it was requested that their report also address and provide recommendations on key operational issues identified during this evaluation.

To achieve the above, AAI and AMDAD personnel: (1) reviewed pre-existing geological, geotechnical and operational documents and publications on Boleo; (2) inspected

historical mine sites and openings ; (3) developed and implemented a geotechnical monitoring program for the test mine; (4) documented geotechnical and operational observations during and after test mining; and (5) collected and tested geotechnical core samples of the ground surrounding the test mine to assist in determining its physical properties.

The testwork was designed to monitor the variety of rocks in the roof of the test mine which included clay mantos, breccias and sandstones. The span of the roof from sidewall to sidewall varied along the length of the access drift and crosscuts, but in most locations was less than 4.5m.

TEST ACTIVITIES

The test mine workings were excavated to 150m from the surface portal site. A previously existing narrow drift parallel to the excavated main drift was rehabilitated and used for access to the mine. Five crosscuts were excavated off the left side of the main access drift. The furthest crosscut from the portal was dedicated as the geotechnical monitoring crosscut while the remaining four crosscuts were designated for, and used as, retreat mining (pillaring) crosscuts.

Roof bolts were used as primary roof support for the test mine. Untensioned, fully resin-grouted, 2.1m-long, 22mm-diameter rebar roof bolts installed in 33mm-diameter drilled holes were used for roof reinforcement. Generally, four roof bolts were installed in a row through a steel strap, one meter apart in each excavated access drift or crosscut.

Standing ground support tested during mining included timbers, timber cribs and steel beams supported by timbers or steel legs. Timbers were set approximately 1m apart next to sidewalls in locations that required extra support to control rib sloughing. This style of mining relies on controlled collapse of the seam roof in the mined out areas. The broken rock in the collapsed zone takes the weight of the overlying strata in order to relieve the stresses in adjacent areas. Timber cribs were built to support the roof in old, single-entry historical mine openings which were encountered throughout the test mine. These cribs served their intended purpose with no reported failures. Finally, steel beams were installed to support the roof in locations where the miners believed additional roof support was required beyond installing roof bolts. AAI believed many of the installed beams were not necessary and this was corroborated by the fact some beams were later removed without consequence.

CONCLUSIONS

Based on the test mine activities at Boleo, observations and review of the data and information collected by AAI, the following preliminary geotechnical and operational feasibility conclusions for underground mining in the mantos were reached:

- With appropriate and site-specific mine design, equipment selection, mine planning and operation execution:

1. Based on currently available information, the most appropriate mining methodology for underground mining the clay mantos and breccias at Boleo would utilize room-and-pillar mining with pillar removal similar to those practiced by the coal mining industries of North America, Australia and South Africa.
2. Room-and-pillar with pillar removal mining methods should approach production levels comparable in magnitude to similar operations in the coal mining industries of North America, Australia and South Africa

- Longwall and shortwall mining methods are not suited for the conditions at Boleo as a consequence of (1) the extensive faulting which divides the mantos into relatively small, irregular-shaped districts and (2) the hard conglomerate floor that is difficult to cut.

The Company's senior project team are now incorporating the mine trial results and recommendations made by AMDAD and AAI into the design of the underground mine openings and selecting the equipment needed for successful high productivity and safe mining operations. The mine plan will be designed to supply over 2.5 million dry metric tonnes of ore per year to the process plant.

John Wyche, of AMDAD, a Qualified Person, has reviewed the technical disclosure contained herein and accepts responsibility for such disclosure.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

*Preliminary Economic Assessment by Bateman Engineering Pty Ltd et al, August 12, 2005.

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release


BAJA MINING
C O R P

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

July 21, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING PHASE 2 PILOT PLANT PROGRAM SUCCESSFULLY COMPLETED

Baja Mining Corp. (the "Company") is pleased to announce the successful completion of the Demonstration Phase 2 Pilot Plant campaign ("Pilot Plant") at SGS Lakefield Research Ltd ("Lakefield") treating ore from the Company's Boleo property ("Boleo"), Baja California Sur, Mexico.

Summary:

A 6 week Pilot Plant campaign was conducted continuously from June 7 to July 14, 2006 treating a composite sample totaling 4.2 tonnes of ore that was obtained during the Test Mining campaign conducted in March at Boleo. The purpose of the demonstration campaign was to:

1) Finalize design criteria for recoveries of metals and consumption of key consumables to be used in the Definitive Feasibility Study ("DFS") being prepared by Bateman Engineering Canada Inc. ("Bateman");
2) Provide a design basis for Bateman to give process guarantees in the next phase of the project which is detail design and procurement;
3) Demonstrate that the high clay content of the Boleo ore does not present a problem for washing in the Counter Current Decantation ("CCD") circuit;
4) Produce sufficient quantities of copper cathode, cobalt cathode and zinc sulphate to enable off-take buyers to evaluate the quality of product(s);
5) Produce a saleable Manganese product (manganese carbonate);
6) Demonstrate that the limestone located at Boleo is suitable for use as the neutralizing agent;
7) Confirm that Commonwealth Scientific and Industrial Research Organization's ("CSIRO") Direct Solvent Extraction ("DSX") technology is capable of giving good separation and recovery of Cobalt and Zinc into saleable products; and
8) Provide an opportunity for equipment vendors to work with Bateman on equipment design.

Operation of the Pilot Plant was stable and reached a steady state condition within a few days of start-up. Operation continued smoothly 24 hours/day for the scheduled period. Test results met or exceeded the desired objectives in all aspects. The extractions of key metals in the leaching circuit under design conditions were: copper 91%; cobalt 82%; zinc 55%; manganese 97%. A number of specialist assays of final products are still pending but it is expected that the copper cathode grade meets LME Grade 'A' specifications (as was the case in the November 2004 pilot plant) and the cobalt metal is suitable for sale without requiring further refining.

The overflow of the metal bearing solution from the CCD circuit was very clear and leach residues settled quickly. The Company's locally available limestone was used for the entire test period. Several equipment vendors were on-site for the test period and the data collected is being used for design of several of the solid/liquid separation steps in the anticipated flowsheet. Good separation of zinc and cobalt was achieved and the zinc solution collected is suitable for production of zinc sulphate that can be sold in the fertilizer and animal feed markets.

President John Greenslade said, "The pilot plant was a technical success. The extraction and recovery of copper, cobalt, zinc and manganese was demonstrated from ore to saleable products. Copper metal cathode, cobalt metal cathode, zinc sulphate solution and precipitated manganese carbonate were all successfully recovered from Boleo ore".

The results of the pilot test are now being incorporated into the DFS report which will be released after receipt of the results of the infill drill campaign currently being conducted at Boleo.

Details:

The Pilot Plant was run over the period June 7 to July 14, 2006. It was performed to confirm the results of the "Proof of Principle" Pilot Plant performed in 2004 and to provide final engineering inputs to the DFS currently nearing completion with Bateman.

A representative sample of Boleo ore was delivered to Lakefield by truck from Mexico. The ore sample was blended by Lakefield to produce a sufficient quantity for the demonstration pilot plant run. Approximately 5 tonnes of ore was crushed, scrubbed and milled to produce a slurry feed to the leach circuit. Scrubbing and milling were performed in acidic raffinate from copper solvent extraction (the acid solution remaining after copper extraction). The final particle size of the ore was reported at 80% less than 38 microns.

A series of samples of the blended feed were obtained prior to milling. These were assayed by Lakefield as shown below.

	Chemical Analysis (%)									
Sample	Cu	Co	Zn	Mn	Fe	Ca	Mg	Al	Ni	Si
1	2.16	0.102	0.48	4.14	8.04	NA	2.75	5.29	0.014	18.7
2	2.25	0.123	0.47	5.58	8.15	NA	2.76	5.21	0.011	19.4
3	2.26	0.141	0.48	5.99	8.22	0.996	2.74	5.39	0.013	18.5
4	2.26	0.124	0.53	4.27	8.9	0.978	3.08	4.93	0.013	20.4
5	2.27	0.157	0.50	5.21	7.9	1.32	2.86	5.35	0.017	19.0
6	2.18	0.137	0.51	5.25	8.59	1.16	2.96	5.67	0.016	20.1
7	2.04	0.155	0.46	5.45	7.71	1.03	2.67	4.73	0.015	20.6
8	2.04	0.137	0.50	4.16	8.58	0.979	3.01	4.83	0.016	21.2
Average	**2.18**	**0.135**	**0.49**	**5.01**	**8.26**	**1.08**	**2.85**	**5.18**	**0.014**	**19.7**

The demonstration pilot plant flowsheet encompassed all of the unit processes of the expected full scale circuit and comprised the following steps:

- Acid oxidation leaching of the ore with sulfuric acid addition;
- Acid reduction leaching of the ore with sulfur dioxide and sulfuric acid;
- Partial neutralization with Boleo limestone (local, low-cost limestone, available on the Boleo mining lease);
- CCD washing of the leach residue in thickeners (to separate the metal rich aqueous solution from the clayey waste);
- Copper solvent extraction/electrowinning (SX/EW);
- Iron removal by pH adjustment, with Boleo limestone, and oxidation with oxygen (and polish with hydrogen peroxide);
- Thickening and filtration/washing of the iron residue;
- DSX technology for selective recovery of cobalt and zinc (and small amounts of residual copper); DSX technology is the property of CSIRO, Perth, Australia.
- Manganese carbonate precipitation from the raffinate (barren solution) emanating from the DSX solvent extraction circuit;
- Thickening, filtration and washing of the manganese carbonate by-product;
- Purification of the zinc and cobalt strip solutions from the DSX solvent extraction circuit using zinc dust cementation and ion exchange;
- Recovery of cobalt cathode from the DSX cobalt strip solution using a solvent extraction and electrowinning process.

The pilot plant was constructed by Lakefield technical staff to the specification of Bateman and the Company. It was operated by a team of approximately 60 Lakefield staff (working on 4 shifts), backed up by Lakefield's in-house analytical team. Bateman and the Company's staff were present at Lakefield to observe and help in overall supervision/control of the pilot plant operation. Additional technical specialists from the following organizations were present during the pilot plant to make measurements on key parts of the process flowsheet. Technical specialists present included:

- Pocock Industrial - performed specialist testwork on solid/liquid separation and rheology of slurries
- Mixtec - performed agitation studies
- RPA Process - performed filtration studies
- Outokumpu - performed specialist testwork on high rate thickener design and flocculant selection and dosage.

In addition to on-site specialists, the Saskatchewan Research Council (SRC) has received a sample of leach slurry and is testing the slurry pumping characteristics. GLV are performing "paste-thickening" studies on a sample of leach slurry. Separate reports from each of these technical groups will be received and incorporated in the final engineering design of the Boleo metallurgical facility.

A total of 4.2 tonnes of ore were leached during the pilot plant. The leach plant conditions were varied during the pilot plant to test the sensitivity of the process to acid and sulfur dioxide addition levels. The results were excellent as shown in the table below.

Condition -pH in oxidation leach	Acid Addition	Sulfur Dioxide Addition	Boleo Limestone Cons.	Average Extraction (%) *			
	(kg H_2SO_4/t ore)	(kg SO_2/t ore)	(kg/t)	Cu	Co	Zn	Mn
pH = 1.7	225	80	68	90.9	82.6	53.9	97.1
pH = 1.5	235	73	75	90.9	81.4	55.4	96.4
pH = 1.4	315	124	113	92.7	83.8	61.0	98.0

*Average extraction is calculated from the final washed solid assay compared to the ore feed assay.

The CCD circuit for washing of barren solids worked very well. The CCD was set up to simulate the use of the "high rate" type of thickeners with recirculation of overflow solution to dilute the feed slurry prior to flocculation. The leach residue settled quickly producing clear overflow solutions to advance to copper, cobalt, zinc and manganese recovery.

Copper was recovered from the clarified solution using conventional solvent extraction and electrowinning. An average extraction of 98.5% of the copper was achieved through solvent extraction (the remaining copper in the raffinate is partly recovered by recycle of the raffinate to the ore milling circuit). A total of 47 kg of copper metal was recovered by electrowinning at a current efficiency of greater than 97%. The samples of copper have been submitted for assay according to the Comex specification for purity and results are pending. Initial results obtained from Lakefield show iron levels typically less than 4 ppm and lead levels less than 3 ppm in selected copper cathode samples.

The copper solvent extraction raffinate was split with a portion of the raffinate recycled to leaching and a portion advanced to cobalt, zinc and manganese recovery.

The iron removal circuit was designed to remove iron, aluminum and other impurities from the solution prior to recovery of cobalt and zinc using DSX technology from CSIRO. The iron removal circuit consistently produced very low concentrations of key impurities in solution with negligible losses of cobalt and zinc. Boleo limestone was successfully used throughout the pilot plant for neutralization during iron removal thus confirming its suitability for use in the circuit at Boleo.

The CSIRO DSX circuit for cobalt and zinc recovery performed very well. The feed to the DSX circuit was the solution after iron removal. The average composition was 789 mg/L Zn, 219 mg/L Co, 44 mg/L Cu, 1.6 mg/L Fe, 10038 mg/L Mn, 600 mg/L Ca, 6612 mg/L Mg and 14900 mg/L Cl. The raffinate (barren solution) from DSX contained on average 4.2 mg/L of Zn and 0.95 mg/L of Co. These values confirm that over 99% of both Zn and Co were recovered through the DSX circuit.

The two products from the DSX circuit were a zinc strip solution and a cobalt strip solution. The selective stripping of zinc and cobalt were gradually optimized during the pilot plant with average compositions for the last four days of pilot plant operation are shown below.

Zinc strip solution composition (average of last four days of pilot plant operation)

Composition (mg/L)							
Zn	Co	Fe	Ni	Mn	Cd	Ca	Mg
35969	764	17	1	98	6.2	6.7	43

The zinc strip solution was generally very pure. The average Zn/Co ratio in the zinc strip solution was about 47:1. The small amount of cobalt impurity with the zinc strip solution would represent a loss of a small amount of cobalt from the circuit if allowed to go to final product (less than ~ 5% of the cobalt). A small bench scale test program is underway at SGS Lakefield to demonstrate that the cobalt in the zinc strip can be recovered and recycled in the process to eliminate this potential loss. The purified zinc strip solution (after zinc dust cementation to remove cadmium) will be crystallized to form zinc sulfate crystals using evaporative crystallization.

The cobalt strip solution from the DSX circuit was rich in cobalt but still contained large amounts of zinc and other minor impurities. The composition of the cobalt strip solution (average for last four days of pilot plant operation) is shown below.

Cobalt strip solution composition (average of last four days of pilot plant operation)

Composition (mg/L)								
Cu	Zn	Co	Fe	Ni	Mn	Cd	Ca	Mg
613	9717	5882	37	214	11	3	4	21

The cobalt strip solution was accumulated during the main part of the leach pilot plant. The strip solution was then treated by zinc dust cementation to remove copper and cadium followed by an anion exchange purification process step. The strip solution was then sent to a zinc/cobalt solvent extraction circuit for separation and purification of the zinc and cobalt. The purified zinc solution will join the DSX zinc sulfate solution as feed to zinc sulfate crystallization. The purified cobalt solution was electrowon to produce cobalt metal.

The results of the cobalt/zinc solvent extraction and cobalt electrowinning processes were excellent. The Cyanex 272 solvent extractant was used to separate and purify these two elements. Over 99.5% of the zinc and cobalt was recovered through these solvent extraction circuits. The compositions of the purified zinc sulfate solution and the cobalt strip solution for cobalt electrowinning are shown below. In each case these are average values over the last four days of the pilot plant.

Zinc strip solution composition from the zinc SX circuit (average of last 4 days of pilot plant operation)

Composition (mg/L)							
Zn	Co	Fe	Ni	Mn	Cd	Ca	Mg
68036	12	26	<0.6	<0.2	<0.1	2	<0.3

Cobalt strip solution composition from the cobalt SX circuit (average of last 4 days of pilot plant operation)

Composition (mg/L)							
Zn	Co	Fe	Ni	Mn	Cd	Ca	Mg
<2	80647	<3	44	77	2	61	298

The cobalt strip solution was passed through two ion exchange columns for minor element purification prior to electrowinning to deposit cobalt metal. The cell design used a lead anode with anode bag opposite a stainless steel "blank" for cobalt deposition. A total of nearly 2 kg of cobalt was deposited during the pilot plant at a current efficiency of 89%. The cobalt cathode is currently undergoing specialist assay to confirm the purity of the final metal product.

A portion of the cobalt strip solution (after ion exchange for minor element control) was also withdrawn and precipitated with sodium carbonate to make cobalt carbonate as a potential alternative cobalt product.

The last product that was recovered from the demonstration pilot plant was manganese carbonate. Manganese carbonate was precipitated from the DSX raffinate solution using sodium carbonate. The manganese carbonate was thickened, filtered and washed. The barren solution after manganese precipitation was returned to the circuit as wash water for the CCD.

The manganese precipitation was very selective with an average (for all days except startup day) manganese content of 44.2%. Minor amounts of other elements precipitated with the manganese in the final product.

Average Manganese Carbonate Analysis

Cu	Co	Zn	Mn	Fe	Ca	Mg	Al	Ni	Si	Cd
g/t	g/t	g/t	g/t	g/t	g/t	g/t	g/t	g/t	g/t	g/t
6	27	201	442105	173	11205	1917	4163	364	443	5

Approximately 160 kg of manganese carbonate was recovered during the demonstration pilot plant.

The results of the demonstration pilot plant will now be fully integrated into the DFS by Bateman.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release


BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

July 27, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING APPOINTS NEW OFFICERS

Baja Mining Corp. (the "Company") is pleased to announce the promotion of Mr. Eric Norton to Vice President – Project Development and Operations.

Mr. Norton joined the Company in April 2006 as Director of Project Development (please see previous news release dated April 12, 2006). His new position reflects the broader scope of responsibility for the development of the Boleo project which involves not only all operations of the Definitive Feasibility Study, but also strategic planning and implementation of project operations.

Mr. William Murray assumes the role of Vice President – Corporate Development and Miss Kendra Greenslade has been appointed Corporate Secretary.

The Company also wishes to announce, pursuant to the Company's Stock Option Plan (the "Plan"), a total of 2,950,000 incentive stock options have been granted to directors, officers and employees of the Company as defined by TSX Venture Exchange Policy 4.4. The options are exercisable for a five-year period at a price of $1.33 per share and are subject to regulatory approval. The options will bear a four-month hold period ending November 27, 2006, in accordance with the terms of the Plan.

**ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.**

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release


BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

July 24, 2006. TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING REPORTS ON INITIAL IN-FILL DRILLING RESULTS OF THE DEFINITIVE FEASIBILITY STUDY

Baja Mining Corp. (the "Company") is pleased to provide initial assay results from a 38,800 metre diamond drill campaign that is currently underway at its El Boleo copper/cobalt/ zinc/manganese deposit, Baja California Sur, Mexico.

Introduction

The Boleo Property consists of 16 contiguous mineral concessions covering 9,255 hectares. The Company also owns three surface lots which total 6,693 hectares and cover all known mineral resources.

Deposits of copper-cobalt-manganese-zinc mineralization at Boleo occur within widespread, stratiform clay-rich horizons or beds known as "mantos" (manto is a Spanish term used in mining parlance for a general mineralized layer or stratum). Within the Boleo Formation stratigraphy there are seven identified mantos, including two of very limited extent, that occur as relatively flat to generally shallow dipping, stratabound and stratiform beds. These include, with increasing depth, Manto 0, 1, 2, 3AA, 3A, 3 and 4, whilst recent work has suggested a possible 8th manto, 4A, above Manto 4.

Historically, the major producing manto has been Manto 3. This yielded approximately 83% of production between 1886 and 1985, when the original mine was shut down. Most of the remaining production has come from Manto 1 in the southeast portion of the Boleo area where Manto 3 is absent. A small amount of production has come from the widespread, but generally thin, Manto 2 while an even smaller level of production has come from the relatively restricted Manto 3A.

Resource Estimate Study

In a report dated March 2005, prepared by Qualified Persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield Pty Ltd ("H&S"), in accordance with National Instrument 43-101, H&S reported resource estimates on the El Boleo deposit. This report is available for review under the Company's profile at www.sedar.com or on the Company's website, www.bajamining.com. The study was based upon drilling, sampling and assaying activities during the period October 1993 to March 1997.

H&S produced a 3-dimensional resource block model of the El Boleo Deposit with grade estimates of copper, cobalt and zinc determined using Ordinary Kriging.

H&S reported Measured and Indicated resource estimates based on copper equivalent cut-off grades utilizing metal prices of copper (Cu) US $0.95 per pound, cobalt (Co) US $12 per pound, and zinc (Zn) US $0.45 per pound, and defined as Cu Equiv = Cu + Co*12/0.95 + Zn*0.45/0.95, as follows (please also refer to news release of April 7, 2005):

Cu Equiv Cut-off Grade		**0.5%**	**1.0%**	**1.5%**	**2.0%**
Measured	Tonnes (10^6)	**51.7**	**45.7**	**35.3**	**24.7**
	CuEq %	**2.09**	**2.26**	**2.56**	**2.91**
	Cu %	**0.76**	**0.83**	**0.99**	**1.18**
	Co %	**0.089**	**0.096**	**0.107**	**0.119**
	Zn %	**0.45**	**0.46**	**0.47**	**0.47**
Indicated	Tonnes (10^6)	**172.1**	**114.1**	**65.4**	**36.1**
	CuEq %	**1.49**	**1.86**	**2.33**	**2.82**
	Cu %	**0.57**	**0.78**	**1.09**	**1.46**
	Co %	**0.050**	**0.061**	**0.072**	**0.081**
	Zn %	**0.58**	**0.66**	**0.68**	**0.68**
Total	Tonnes (10^6)	**223.8**	**159.8**	**100.7**	**60.8**
	CuEq%	**1.63**	**1.97**	**2.41**	**2.86**
	Cu %	**0.62**	**0.79**	**1.06**	**1.35**
	Co %	**0.059**	**0.071**	**0.084**	**0.097**
	Zn%	**0.55**	**0.60**	**0.61**	**0.61**

The additional Inferred Resource, based on the same copper equivalent criteria, is:

Cu Equiv Cut-off Grade		**0.5%**	**1.0%**	**1.5%**	**2.0%**
Inferred	Tonnes (10^6)	**310.3**	**188.13**	**112.34**	**65.6**
	CuEq %	**1.47**	**1.95**	**2.43**	**2.94**
	Cu %	**0.57**	**0.83**	**1.14**	**1.51**
	Co %	**0.045**	**0.057**	**0.067**	**0.074**
	Zn %	**0.69**	**0.85**	**0.95**	**1.03**

The Resource Classification of the H&S block model is based largely on the local drill hole density. Most of the Measured Resource is located in the Saturno-Arroyo Boleo area where the historic drill spacing was approximately 140 x 140 metres and where earlier work investigated the potential for a large scale open cut mining operation. Where the resource is deeper and only amenable to underground mining methods, such as for Manto 1 in the southern part of the district, the drill hole spacing is much wider and the resource is only classified as Inferred.

In addition, a model was created around the historic mining areas of Mantos 1 and 3. Material within this model was also classified as Inferred due to the uncertainty in

identifying original pillars, back-filled areas, referred to as "retaque", and voids. Tonnes were factored down by 20% to account for material extracted and processed.

In-Fill Drill Program

As part of the Definitive Feasibility Study ("DFS") on the Boleo project, the Company has commenced a 38,800 metre diamond drill-hole program. This program has been designed to reduce the spacing between drill holes, particularly in Manto 1 in the southern part of the property so that the existing "Inferred" resources can be re-classified as "Indicated" or better. The aim is to have a dominantly "Measured" status for blocks that are anticipated to be mined in the first 5-7 years with the balance of blocks that are anticipated to be mined in years 8 through 20 to be classified as either "Measured" or "Indicated".

To date, the Company has received assays from the first 23 in-fill drill holes from the current campaign, which in conjunction with results from 10 in-fill holes completed in 2005 are reported below.

Manto 1

Assay results from 19 in-fill holes drilled to intersect Manto 1, close to or within proposed mining blocks 101 and 102 and have been received, of these 16 holes that have successfully intersected Manto 1 are reported. Grade intersections assume minimum and maximum mining widths of 1.8m and 4.2m respectively. The base of each intersection is the top of a hard, low grade calcareous sandstone, which forms a basal layer in Manto 1 in this area. The unweighted average Manto 1 thickness and grade is 2.12m at 2.78% Cu. Revised geological interpretations suggest that historic workings in this area were developed, in part, in a manto horizon above Manto 1 as recent drill holes have intersected pristine Manto material in areas previously considered part mined. Indications are that the pristine Manto1 beneath the historic working is at least locally high grade.

HOLE-Id	from	to	Width (m)	Cu%	Co%	Zn%	Mn%
05-949	225.25	227.27	2.02	2.55	0.109	0.56	4.24
05-950	97.91	100.03	2.12	5.88	0.103	0.46	3.75
05-951	90.11	92.27	2.16	5.09	0.143	0.23	1.09
05-952	110.21	112.54	2.33	0.48	0.046	0.56	5.62
05-953	99.26	101.06	1.80	2.55	0.126	0.59	2.99
05-954	95.62	97.42	1.80	2.46	0.114	0.81	6.30
05-955	122.52	124.32	1.80	4.28	0.115	0.87	3.96
06-960	130.59	132.74	2.15	1.23	0.103	0.36	1.73
06-961	102.51	104.31	1.80	0.36	0.035	0.32	2.24
06-962	200.07	201.87	1.80	3.26	0.084	0.57	2.45
06-964	204.83	206.97	2.14	6.13	1.402	4.66	10.62
06-965a	198.15	202.64	4.49	1.86	0.074	0.59	4.73

HOLE-Id	from	to	Width (m)	Cu%	Co%	Zn%	Mn%
06-966	193.17	194.97	1.80	2.11	0.114	0.58	1.69
06-968	215.37	217.30	1.93	3.88	0.389	3.27	8.92
06-969	157.47	159.46	1.99	2.14	0.083	0.40	1.21
06-972	205.40	207.20	1.80	0.99	0.071	0.45	4.88
Averages			**2.12**	**2.78**	**0.192**	**0.94**	**4.23**

The remaining three holes have been omitted from the analysis. Two holes (holes 06-970, 06-971) because they were low grade and outside the area of economic mineralisation of Manto1, the third hole (hole 06-963) was not deep enough to intersect the newly identified Manto 1 at depth.

Manto 2

Assay results, from eleven in-fill holes drilled to intersect Manto 2 in the vicinity of proposed mining blocks 201 and 202, have been received to date. The results of seven of these holes that have successfully intersected Manto 2 are presented below. Grade intersections assume the same mining constraints as Manto 1 but the base of each intersection is the true footwall of the Manto. The unweighted average Manto 2 thickness and grade is 2.31m at 1.92% Cu.

HOLE-Id	from	to	Width (m)	Cu%	Co%	Zn%	Mn%
05-942	146.77	149.45	2.68	2.44	0.086	0.44	6.23
05-943	148.20	150.30	2.10	2.22	0.061	1.03	3.76
05-957	114.47	116.27	1.80	1.15	0.095	0.71	2.54
05-958	113.08	114.89	1.81	1.56	0.118	0.37	6.09
05-959	128.72	130.52	1.80	1.09	0.154	0.80	8.09
06-976	131.85	135.50	3.65	2.07	0.065	0.95	4.45
06-982	107.49	109.82	2.33	2.32	0.057	0.67	4.35
Averages			**2.31**	**1.92**	**0.086**	**0.73**	**5.02**

The remaining four holes have been omitted from the analysis because they are low grade and have re-defined the limits of mineralisation of Manto 2.

Manto 3

Assay results, from 22 in-fill holes drilled to intersect Manto 3 have been received to date. The results of 19 of these holes that have successfully intersected Manto 3 in areas planned to be mined during the first years of production are presented below. The same mining constraints have been applied when calculating thicknesses and grades and the base of each intersection is the true footwall of the Manto, usually identified by the boulder conglomerate of the underlying formation.

Intersections in holes 06-970 and 06-971 though, are exceptions and are not currently calculated from the manto footwall. These holes are located in the Rancheria area, where

Manto 3 appears to be unusually thick and may comprise several stacked mantos of yet unknown extent. Further drilling will resolve the geological structure in this area.

The unweighted thickness and grade of Manto 3 is 2.53m at 2.39% Cu.

HOLE-Id	from	to	width (m)	Cu%	Co%	Zn%	Mn%
05-930	3.98	6.10	2.12	2.33	0.124	0.78	6.11
05-931	6.05	9.40	3.35	1.82	0.037	0.41	1.26
05-935	19.55	21.35	1.80	1.31	0.091	0.67	9.54
05-936	34.34	36.14	1.80	1.34	0.091	0.47	3.85
05-939	51.60	54.58	2.98	2.57	0.081	0.55	4.89
05-944	55.77	57.57	1.80	2.19	0.203	0.49	4.22
05-945	74.22	78.42	4.20	2.33	0.027	0.19	0.63
05-946	114.82	116.91	2.09	3.90	0.061	0.11	0.56
05-956	50.79	53.98	3.19	2.32	0.065	0.33	1.49
05-957	155.68	157.88	2.20	2.95	0.090	0.16	0.44
05-958	161.76	163.56	1.80	1.68	0.051	0.58	2.70
05-959	170.05	174.25	4.20	0.80	0.018	0.28	0.22
06-970	194.45	196.25	1.80	2.09	0.057	0.53	2.24
06-971	219.27	223.47	4.20	2.32	0.037	0.36	2.31
06-974	186.55	188.35	1.80	1.37	0.093	0.40	1.93
06-975	189.20	191.00	1.80	2.11	0.061	0.44	2.01
06-976	189.60	192.95	3.35	5.94	0.063	0.16	0.47
06-981	166.93	168.73	1.80	3.36	0.037	0.32	0.39
06-982	167.30	169.10	1.80	1.96	0.077	0.30	2.06
Averages			**2.53**	**2.39**	**0.064**	**0.37**	**2.19**

Three holes are not reported. Holes 05-938 and 06-973 both intersected voids left behind by the historic mining so the remaining narrow and low grade Manto 3 intersections are unrepresentative. Hole 05-933 drilled into a fault window, an area where displacement across a steep dipping normal fault results in a narrow zone where no manto is present.

Exploration Results

The Company is also releasing results from 22 exploration drill holes drilled primarily in 2005.

Work by the Company indicates potential for the identification of additional mineral resources in several areas:

(a) Mantos 1 & 3, by exploring out from existing mineralized blocks;

(b) Manto 2, potential exists to add resources from targets that are relatively copper poor but zinc rich;

(c) Manto 4 (the deepest manto), where earlier work had identified an area of significant mineralisation below Manto 3;

(d) The Montado SW Basin; and

(e) The San Bruno Basin, a 20 x 4 kilometer concession (8,783 hectares) located approximately 15 kilometers south of the town of Santa Rosalia.

To date, only limited exploration drilling has been conducted for Manto 4 and in the Montado SW Basin.

Manto 4

Assay results from 20 exploratory holes drilled to intersect Manto 4 are presented below. No mining constraints have been applied and individual intersections are based primarily on copper at a grade threshold of about 0.5% Cu for individual samples although other commodities are also taken into account. Holes are widely spaced over a large part of the project area. Most of these intersections lie 50 to 150 meters below the valley floors so consequently the mineralisation is predominantly sulphide, with the most important copper-bearing mineral being chalcocite. The new holes indicate the paleo-topography at the time of Manto 4 formation exhibited greater relief suggesting that Manto 4 ore bodies will exhibit more constrained dimensions in plan view than Manto 3. This preliminary drill program defines three new ore-grade targets which will require follow-up drilling.

HOLE-Id	Manto	from	to	width (m)	Cu%	Co%	Zn%	Mn%
04-928	Manto4	167.04	170.36	3.32	No intersections to report			
05-930	Manto4	55.83	56.28	0.45	5.45	0.086	0.73	0.09
05-931	Manto4	50.97	51.52	0.55	3.63	0.018	0.19	0.09
05-932	Manto4a	112.5	113.27	0.77	4.72	0.193	1.73	1.76
05-932	Manto4	122.3	126.43	4.13	1.54	0.076	0.30	2.70
05-934	Manto4	129.55	132.96	3.41	3.92	0.096	0.67	2.57
05-934a	Manto4	127.75	131.95	4.20	1.62	0.092	0.61	2.88
05-935	Manto4a	99.30	99.72	0.42	1.59	0.034	0.57	0.09
05-935	Manto4	108.40	117.45	9.05	No intersections >0.5% Cu to report			
05-936	Manto4	128.10	150.26	22.16	No intersections >0.5% Cu to report			
05-937	Manto4	82.13	83.25	1.12	0.57	0.035	0.19	1.18
05-938	Manto4a	120.30	121.16	0.86	0.24	0.046	0.31	0.66
05-938	Manto4	128.67	131.06	2.39	0.37	0.045	0.18	3.67
05-939	Manto4	118.42	120.60	2.18	3.67	0.107	5.43	0.83
05-940	Manto4	148.30	151.07	2.77	0.85	0.042	1.01	0.46
05-941	Manto4	300.45	302.91	2.46	2.12	0.049	1.05	0.50
05-943	Manto4	331.97	332.55	0.58	0.88	0.065	0.37	2.00
05-944	Manto4	205.52	215.85	10.33	No intersections >0.5% Cu to report			
05-945	Manto4	197.15	206.88	9.73	No intersections >0.5% Cu to report			
05-946	Manto4	187.00	188.30	1.30	No intersections >0.5% Cu to report			

Montado SW Basin

The Montado SW Basin is a separate sub-basin that occurs inland from and parallel to the copper-cobalt-zinc-manganese deposits of the Boleo sub-basin. It is separated from the Boleo basin by a basement barrier of Comondu volcanic hills (Cerro Juanita and Cerro del Sombrero Montado) that were islands during Boleo formation depositional time.

Three exploratory holes were drilled in the basin, on the western side of Cerro Montado island, where significant zinc values were intersected and indicate district wide zonation to predominant zinc mineralization towards the western portion of the district.

HOLE-Id	Manto	from	to	width (m)	Cu%	Co%	Zn%	Mn%
04-929	Manto3	148.67	151.30	2.63	0.03	0.006	7.25	2.24
04-929	Manto4	175.47	177.40	1.93	0.01	0.002	2.07	5.13
05-947	Manto3	75.60	76.03	0.43	0.01	0.004	1.74	2.49
05-947	Manto4	92.39	94.19	1.80	0.13	0.005	0.37	1.27
05-948	Manto3	119.60	122.33	2.83	0.17	0.005	0.74	4.53
05-948	Manto4	178.05	179.30	1.25	0.31	0.027	0.36	7.75
05-948	Manto4a	161.41	165.05	2.29	0.26	0.013	3.49	6.14

The Company currently has four drill rigs conducting the in-fill drill program and expects to complete that portion of the program that is necessary for the DFS by the end of August 2006.

William Yeo, of Hellman and Schofield Pty Ltd, a Qualified Person, has reviewed the drill-hole data supplied by the Company, which has been accepted in good faith and the technical disclosure contained herein and accepts responsibility for such disclosure.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.